Titan Medical Granted U.S. Patent for Robotic Surgical Instruments

TORONTO, March 27, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), today announced it has been granted U.S. Patent No. 9,925,014, titled “Actuator and Drive for Manipulating a Tool.” This patent is a continuation patent from previously issued U.S. Patent No. 9,629,688 and covers the Company’s innovative single-port multi-articulated instrument design and, specifically, an orthogonally actuated instrument interface.

“We are pleased to report the granting of this key patent as it further strengthens Titan’s intellectual property position in single-port robotic surgery. The design and function of the instrument interface provides a unique and potentially easier instrument loading mechanism, and also facilitates close instrument proximity to the surgical site at the point of insertion,” commented David McNally, President and CEO of Titan Medical. “These attributes enable successful single-port surgery by providing quick instrument exchange through a small incision.”

Corresponding patent applications are pending in various jurisdictions including China and Europe. With the issuance of this patent, the Company has 23 issued patents and 48 pending patent applications.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to pursue a broad set of surgical indications for the SPORT Surgical System, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

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LHA Investor Relations
Kim Sutton Golodetz
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Bruce Voss
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